

June 21, 2013

Via E-mail
Mr. Kenneth Meyers
Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois 60602

      Re: **Telephone and Data Systems, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 26, 2013
              Response dated June 7, 2013
              File No. 1-14157

Dear Mr. Meyers:

We have reviewed your response letter and have the following comments. As noted in our letter dated April 8, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13- Financial Reports Contents

Divestiture Transaction, page 7

1.   We note your response to comment one. Per your statement, you consider each of your reporting units as a component as it is defined under ASC 360-10-20. It remains unclear to us why you believe that the reporting unit represents the level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. In this regard, we note the following:

Mr. Kenneth Meyers
Telephone and Data Systems, Inc.
June 21, 2013
Page 2

- The Divestiture Markets appear to have discrete operating cash flows associated with their respective customers, spectrum, rights, assets, liabilities and cover a workforce of 1,000 employees subject to termination as a result of the transaction.
- Network assets associated with such markets are required to be decommissioned per the Purchase and Sale Agreement with Sprint. Further explain to us why the transaction is conditioned on decommissioning of these assets which you indicate are part of an "interdependent asset group regarding generation of cash flows."
- You are able to identify network-related exit costs in the Divestiture markets for which you will receive an additional $200 million cost reimbursement from Sprint.
- For financial reporting, tax and legal purposes, you prepare market level financial statements which have allowed you to segregate the Divestiture Markets from your Core Operations. Additionally, in connection with the transaction, you had provided to Sprint discrete financial statements of the Divestiture Markets for the three years ended December 31, 2011 and interim financial statements as of September 30, 2012.

2.   Tell us in detail of the nature of the operating and administrative costs allocated to the divested markets that are managed centrally supporting your position that the cash flows at the divested market levels are not clearly distinguishable from the rest of the entity.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director